21st Century Holding Company and Subsidiaries

EXHIBIT 21.1

SUBSIDIARIES

American Vehicle Insurance Company, a Florida corporation

Assurance Managing General Agents, Inc., a Florida corporation

Century Risk Services, Inc., a Florida corporation

Federated National Insurance Company, a Florida corporation

Federated Premium Finance, Inc., a Florida corporation

Insure-Link, Inc., a Florida corporation

Superior Adjusting, Inc., a Florida corporation